Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Minutes of the Meeting of the Board of Directors, February 16, 2005

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Paris, February 17, 2005 - At the meeting of the Board of Directors of Total on February 16, 2005, chaired by Thierry Desmarest, the Board reviewed the Group’s financial statements for the fourth quarter 2004, established the consolidated financial statements and the parent company financial statements for 2004 and established the dividend proposal to be submitted at the shareholders’ meeting.

These actions were published by way of a press release on the same day.

The Board also resolved to propose to the shareholders’ meeting, to by held in Paris on May 17, 2005, the renomination as members of the Board of Directors of Messrs Paul Desmarais Jr., Bertrand Jacquillatt and Maurice Lippens, each for a three-year term, as well as the nomination as a member of the Board of Directors of the Rt Hon Lord Levene of Portsoken KBE, Chairman of Lloyd’s, also for a three-year term.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com